To: All Media
Date: July 20, 2004

Arrow Announces Second Quarter Results

Arrow Financial Corporation announced operating results for the three and six month periods ended June 30, 2004. Net income for the six month periods of 2004 and 2003 each equaled $9.6 million representing diluted earnings per share of $.95 for both periods. Diluted earnings per share for the second quarter of 2004 and 2003 were each $.47 with net income equaling $4.7 million and $4.8 million, respectively. Cash dividends paid to shareholders in the first six months of 2004 totaled $.45 and represented a 9.8% increase over the amount paid last year.

Thomas L. Hoy, President and CEO stated, "Despite the challenging effects of the continued low interest rate environment, our earnings again reflected strong performance as measured by key operating ratios. For the six month period ended June 30, 2004, return on average equity was 17.62%, return on average assets was 1.39% and net loan losses were .09% of average loans outstanding. We believe these ratio results will compare very favorably to those of our peer group."

Mr. Hoy also stated, "The factors that had the most influence on the three and six month earnings comparisons were the change in the net interest margin and the level of gains from securities transactions, which, in turn, were both largely driven by the interest rate environment. Net interest margin was 3.86% in the second quarter of 2004 as compared with 4.09% for the same quarter last year. This reflected lower reinvestment yields on both earning asset cash flows and overall asset growth occurring between the periods. Net interest margin for the preceding three quarters (first quarter of 2004, fourth and third quarters of 2003), was 3.97%, 3.95% and 3.90%, respectively. In each of the first two quarters of 2003, we completed partial restructurings of the investment portfolio. A similar program also occurred in the first quarter of 2004. These programs resulted in higher yields on the reinvested proceeds and significant gains from the sale transactions. The gains amounted to $509 thousand for the first two quarters of 2003 and $210 thousand for the first quarter of 2004. On an after tax basis, the difference was $180 thousand which represents diluted earnings per share of $.02.

Total assets at June 30, 2004 were $1.380 billion, or 4.8% above $1.317 billion reported one year earlier. Loans outstanding rose 2.0% to $866 million compared to $849 million at June 30, 2003. Growth in residential mortgage outstanding balances and small business loans were largely offset by erosion in our indirect loan portfolio, the result of auto manufacturers' subsidized financing programs."

Mr. Hoy added, "Credit quality remains very high. Nonperforming loans were $2.5 million at June 30, 2004 compared to $2.0 million at June 30, 2003 and $2.5 million at December 31, 2003. At June 30, 2004, nonperforming loans represented .29% of period-end loans. Our allowance for loan losses was $12.0 million at June 30, 2004 and equaled 1.38% of period-end loans, up from 1.36% one year earlier. Net loan losses were only .09% (annualized) of average loans outstanding for the six month period ending June 30, 2004 as compared with .12% for the comparable six month period in 2003."

Mr. Hoy further added, "The North Country Funds (NCEGX and NCBDX), which are now rated by Morningstar®, reached a collective market value of $132 million at June 30, 2004, which was 33.3% higher than the $99 million market value one year earlier. Our subsidiary, North Country Investment Advisors, Inc., is the exclusive investment advisor to The North Country Funds. The market value of assets under trust administration and investment management (including The North Country Funds) at quarter-end was $783 million, up 20.2% from the $652 million market value at June 30, 2003. Income derived from these services totaled $2.116 million for the six months ended June 30, 2004, up 17.9% from the $1.794 million recognized in the comparable 2003 period."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY with 27 banking locations in northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Income Statement				
Interest and Dividend Income	$17,062	$17,711	$34,364	$35,806
Interest Expense	4,951	5,512	9,949	11,138
Net Interest Income	12,111	12,199	24,415	24,668
Provision for Loan Losses	254	405	539	810
Net Interest Income After Provision for Loan Losses	11,857	11,794	23,876	23,858
Net Gain on Securities Transactions	---	141	210	509
Net Gain on Sales of Loans	26	343	112	371
Recovery Related to Former Vermont Operations	---	---	77	---
Net Gains on the Sales of Other Real Estate Owned	---	---	---	12
Income From Fiduciary Activities	1,060	927	2,116	1,794
Fees for Other Services to Customers	1,910	1,708	3,595	3,325
Other Operating Income	139	137	249	276
Total Other Income	3,135	3,256	6,359	6,287
Salaries and Employee Benefits	4,778	4,676	9,583	9,426
Occupancy Expenses of Premises, Net	699	628	1,394	1,267
Furniture and Equipment Expense	695	746	1,389	1,417
Amortization of Intangible Assets	9	9	18	18
Foreclosed Property Expense	---	---	---	2
Other Operating Expense	1,992	2,004	3,915	3,948
Total Other Expense	8,173	8,063	16,299	16,078
Income Before Taxes	6,819	6,987	13,936	14,067
Provision for Income Taxes	2,121	2,232	4,373	4,506
Net Income	$ 4,698	$ 4,755	$ 9,563	$ 9,561
Share and Per Share Data [1]				
Period End Shares Outstanding	9,825	9,874	9,825	9,874
Basic Average Shares Outstanding	9,828	9,881	9,825	9,888
Diluted Average Shares Outstanding	10,057	10,112	10,056	10,105
Basic Earnings Per Share	$ 0.48	$ 0.48	$ 0.97	$ 0.97
Diluted Earnings Per Share	0.47	0.47	0.95	0.95
Cash Dividends	0.23	0.21	0.45	0.41
Book Value	11.02	10.60	11.02	10.60
Tangible Book Value [2]	10.05	9.62	10.05	9.62
Key Earnings Ratios				
Return on Average Assets	1.35%	1.46%	1.39%	1.48%
Return on Average Equity	17.27	18.37	17.62	18.74
Net Interest Margin [3]	3.86	4.09	3.92	4.19

[1] **Share and Per Share** amounts have been restated for the September 2003 five-for-four stock split.
[2] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.
[3] **Net Interest Margin** includes a tax equivalent upward adjustment of 20 basis points in 2004 and 18 basis points in 2003 for the three month periods and an upward adjustment of 20 basis points in 2004 and 18 basis points in 2003 for the six month periods.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	June 30, 2004			June 30, 2003		
	Period End	Second Quarter Average	Year-to-Date Average	Period End	Second Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 28,641	$ 35,209	$ 34,642	$ 30,598	$ 31,264	$ 31,123
Federal Funds Sold	---	18,516	13,634	---	5,544	7,750
Securities Available-for-Sale	343,374	344,991	342,160	314,966	319,018	319,186
Securities Held-to-Maturity	108,047	105,736	105,969	95,048	79,290	77,254
Loans	866,127	859,902	858,195	848,778	849,570	837,541
Allowance for Loan Losses	(11,984)	(11,933)	(11,898)	(11,518)	(11,452)	(11,382)
Net Loans	854,143	847,969	846,297	837,260	838,118	826,159
Premises and Equipment, Net	14,561	14,395	14,284	13,902	13,784	13,762
Goodwill and Intangible Assets, Net	9,476	9,481	9,475	9,697	9,701	9,706
Other Assets	21,897	20,381	21,254	15,687	14,107	14,146
Total Assets	$1,380,139	$1,396,678	$1,387,715	$1,317,158	$1,310,826	$1,299,086
Demand Deposits	$ 167,768	$ 160,184	$ 156,373	$ 142,421	$ 136,487	$ 134,975
Nonmaturity Interest-Bearing Deposits	634,195	661,812	655,802	574,286	576,929	582,188
Time Deposits of $100,000 or More	64,177	65,411	66,161	80,610	84,588	75,254
Other Time Deposits	171,527	176,405	178,805	195,173	197,068	197,887
Total Deposits	1,037,667	1,063,812	1,057,141	992,490	995,072	990,304
Short-Term Borrowings	47,467	42,696	40,166	47,201	39,951	39,287
Federal Home Loan Bank Advances	157,500	150,220	150,110	150,000	151,209	146,409
Other Long-Term Debt	15,000	15,000	15,000	5,000	5,000	5,000
Other Liabilities	14,265	15,534	16,151	17,778	15,751	15,188
Total Liabilities	1,271,899	1,287,262	1,278,568	1,212,469	1,206,983	1,196,188
Common Stock	13,086	13,086	13,086	10,469	10,469	10,469
Surplus	114,088	113,939	113,809	115,627	115,433	115,329
Undivided Profits	29,454	28,212	27,012	19,144	17,873	16,571
Unallocated ESOP Shares	(1,502)	(1,502)	(1,503)	(1,822)	(1,822)	(1,822)
Accumulated Other Comprehensive Income	(2,026)	247	1,137	2,406	2,877	2,897
Treasury Stock	(44,860)	(44,566)	(44,394)	(41,135)	(40,987)	(40,546)
Total Shareholders' Equity	108,240	109,416	109,147	104,689	103,843	102,898
Total Liabilities and Shareholders' Equity	$1,380,139	$1,396,678	$1,387,715	$1,317,158	$1,310,826	$1,299,086
Assets Under Trust Administration and Investment Management	$783,248			$651,570		
Capital Ratios						
Leverage Ratio	8.40%			7.52%		
Tier 1 Risk-Based Capital Ratio	13.35			11.54		
Total Risk-Based Capital Ratio	14.60			12.79		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	June 30, 2004	June 30, 2003
Loan Portfolio		
Commercial, Financial and Agricultural	$ 81,324	$ 87,653
Real Estate – Commercial	126,840	105,422
Real Estate – Residential	340,667	306,456
Real Estate – Construction	8,684	10,594
Indirect Consumer Loans	298,177	324,132
Other Loans to Individuals	10,435	14,521
Total Loans	$866,127	$848,778
Allowance for Loan Losses, Second Quarter		
Allowance for Loan Losses, Beginning of Period	$11,923	$11,388
Loans Charged-off	(272)	(368)
Recoveries of Loans Previously Charged-off	79	93
Net Loans Charged-off	(193)	(275)
Provision for Loan Losses	254	405
Allowance for Loan Losses, End of Period	$11,984	$11,518
Allowance for Loan Losses, First Six Months		
Allowance for Loan Losses, Beginning of Period	$11,842	$11,193
Loans Charged-off	(531)	(656)
Recoveries of Loans Previously Charged-off	134	171
Net Loans Charged-off	(397)	(485)
Provision for Loan Losses	539	810
Allowance for Loan Losses, End of Period	$11,984	$11,518
Nonperforming Assets		
Nonaccrual Loans	$2,113	$1,684
Loans Past Due 90 or More Days and Accruing	430	307
Restructured Loans	---	---
Total Nonperforming Loans	2,543	1,991
Repossessed Assets	207	198
Other Real Estate Owned	---	---
Total Nonperforming Assets	$2,750	$2,189
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Second Quarter Annualized	0.09%	0.13%
Net Loans Charged-off to Average Loans, First Six Months Annualized	0.09	0.12
Provision for Loan Losses to Average Loans, Second Quarter Annualized	0.12	0.19
Provision for Loan Losses to Average Loans, First Six Months Annualized	0.13	0.20
Allowance for Loan Losses to Period-End Loans	1.38	1.36
Allowance for Loan Losses to Nonperforming Loans	471.22	578.50
Nonperforming Loans to Period-End Loans	0.29	0.23
Nonperforming Assets to Period-End Assets	0.20	0.17